Filed by H.J. Heinz Holding Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934
Subject Company: Kraft Foods Group, Inc.
Commission File No.: 1-35491

The following joint press release of H.J. Heinz Company and Kraft Foods Group, Inc. was made available on June 10, 2015 at www.heinz.com:

H.J. HEINZ COMPANY AND KRAFT FOODS GROUP ANNOUNCE REGULATORY APPROVAL FROM CANADA’S COMPETITION BUREAU FOR PROPOSED MERGER

Wednesday, June 10, 2015 5:51 pm EDT

H.J. Heinz Company and Kraft Foods Group (NASDAQ: KRFT) announced today that the Canadian Competition Bureau has issued a “no action” letter indicating that the Bureau does not intend to challenge the companies’ proposed merger. The transaction remains subject to approval by Kraft shareholders and other customary closing conditions.

Kraft will hold a special meeting of shareholders to vote on the merger on July 1, 2015. Additional information concerning the proposed merger and the special meeting is included in the definitive Proxy Statement/Prospectus, which was filed with the Securities and Exchange Commission on June 2, 2015 and mailed to Kraft shareholders who are entitled to vote on the proposal.

ABOUT HEINZ

H.J. Heinz Company, offering “Good Food Every Day”™ is one of the world’s leading marketers and producers of healthy, convenient and affordable foods specializing in ketchup, sauces, meals, soups, snacks and infant nutrition. Heinz provides superior quality, taste and nutrition for all eating occasions whether in the home, restaurants, the office or “on-the-go.” Heinz is a global family of leading branded products, including Heinz® Ketchup, sauces, soups, beans, pasta and infant foods (representing over one third of Heinz’s total sales), Ore-Ida® potato products, Weight Watchers® Smart Ones® entrées, T.G.I. Friday’s® snacks, and Plasmon infant nutrition. Heinz is famous for its iconic brands on six continents, showcased by Heinz® Ketchup, The World’s Favorite Ketchup®.

ABOUT KRAFT FOODS GROUP

Kraft Foods Group, Inc. (NASDAQ: KRFT) is one of North America’s largest consumer packaged food and beverage companies, with annual revenues of more than $18 billion. The company’s iconic brands include Kraft, Capri Sun, JELL-O, Kool-Aid, Lunchables, Maxwell House, Oscar Mayer, Philadelphia, Planters and Velveeta. Kraft’s 22,000 employees in the U.S. and Canada have a passion for making the foods and beverages people love. Kraft is a member of the Standard & Poor’s 500 and the NASDAQ-100 indices. For more information about Kraft, visit www.kraftfoodsgroup.com and www.facebook.com/kraft.

Forward-Looking Statements

Certain of the matters discussed in this release constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “will,” “access,” “focus,” “deliver,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz filed a registration statement on Form S-4, containing a proxy statement/prospectus (as amended, the “S-4”) with the Securities and Exchange Commission (“SEC”). The registration statement was declared effective by the SEC on June 2, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Kraft. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft has filed with the SEC or sent to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz is set forth in the definitive proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Contacts:
Kraft Foods Group, Basil Maglaris (media), +1 847-646-4538, news@kraftfoods.com or Christopher Jakubik, CFA (investors), +1 (847) 646-5494, ir@kraftfoods.com or H.J. Heinz Company, Michael Mullen, Senior Vice President of Corporate & Government Affairs, +1 (412) 456-5751, michael.mullen@us.hjheinz.com